Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

The following information is being provided to Cameron and NATCO employees and is also available on the www.WelcometoCameron.com website.

1333 West Loop South, Suite 1700
Houston, Texas 77027
713/513-3300
Fax 713/513-3320
www.c-a-m.com

News Release

NATCO Acquisition Update

HOUSTON (November 10, 2009) – This update addresses the following topics:

Disclaimer

Execution of the activities described in this update is contingent upon obtaining clearance for the NATCO acquisition from the Department of Justice (DOJ) Antitrust Division and the subsequent closing of the transaction.  The process of obtaining DOJ clearance is still in progress and until the time of closing, although substantial integration planning is ongoing, Cameron and NATCO remain separate entities and should conduct day-to-day business operations accordingly.

Custom Engineered Systems (CES) Vice President Announcement

Tad Mulder has been appointed to the position of Vice President of the Custom Engineered Systems (CES) business unit, reporting to Les Hiller in the proposed Process Systems (PRS) operating division.

Tad is currently Vice President and General Manager of Asia Pacific and Middle East for the Petreco Process Systems division of Cameron. He began his career at the Petreco Divison of Petrolite Corporation in 1989. He has also served as General Manager of Petreco’s Singapore office and was responsible for numerous operations when Petreco was part of Baker Hughes.

Office Moves

If you work at NATCO corporate headquarters, you’ll see some new faces a few days after close. The newly-announced President of Process Systems (PRS) organization and his direct reports will be moving in over the weekend after close, including:

•	Les Hiller (President)
•	Tad Mulder (VP, Custom Engineered Systems)
•	David Merle (VP, Operations)
•	George Siller (VP, Finance), and
•	Patricia Liles (VP, Human Resources).

Already officed in the building are:

•	Greg Jean (VP, Process Services & Equipment)
•	Joe Wilson (VP, Business Development), and
•	Greg Dodson (VP, Technology and Project Management).

Day 1 Preview

If you’re new to Cameron, you may be wondering what your first day will be like. Here’s a brief overview.

First of all, you won’t necessarily see new signs. The NATCO-to-Cameron signage conversion project is a major undertaking, which will be done in phases over a number of months. Sign changes are in progress and all locations, worldwide, have been contacted and are working with Cameron’s sign vendor.

If you’re on email, you’ll receive instructions to help you complete the following Day 1 tasks:

•	Change your voicemail.
•	Change your email signature.
•	Use a Cameron greeting when you answer the phone.
•	Learn how to handle the question: “You’re Cameron now? What happened to NATCO?”

Day 1 will also be a great time to finish and submit your signed and dated benefits enrollment and 401(k) forms, if you haven’t yet.

New Hire Orientation Schedule

The previous issue of the Acquisition Update provided an outline of Cameron’s New Hire Orientation. A schedule of meetings and webinars for USA locations has been posted to the Welcome to Cameron website.

See the previous Acquisition Update for global HR updates.

Information Technology (IT) Update

The previous issue of the Acquisition Update provided an update on:

•	how payroll and benefits will be deployed for NATCO employees joining Cameron, and
•	plans for moving TEST, PAAI and Linco onto SAP.

Work is ongoing to connect the e-mail and networks of Cameron and NATCO. Plans are in place for NATCO employees who currently have a NATCO email address to transition to their new Cameron e-mail addresses as the transaction closes. New e-mail addresses will generally be firstname.lastname@c-a-m.com, with the final list being checked for duplicates, nicknames, etc. You will receive your new email address from Cameron’s Corporate IT at, or shortly after, close.

At that point, use of your new Cameron email address will be seamless. That is, outgoing email will automatically go out under your Cameron email address and email sent to both your NATCO and Cameron email addresses will come to your Inbox.

Networks will be automatically connected – which will provide access to intranet sites, the ability to share information via team sites, etc. The IT organizations of both NATCO and Cameron are working to make these transitions as seamless as possible. After closing, all employees can access the Cameron intranet at http://intranet.c-a-m.com/Pages/default.aspx.

Sales Integration Preview

Significant work is underway on new sales and marketing materials, ads, commercials and sales tools – and Marketing is working with business leaders in Process Systems (PRS), Flow Control (FLC) and Measurements Systems (FLO) on deployment plans.

As those plans are finalized, sales integration meetings will be scheduled to brief sales forces on the new strategies and collateral, and on how the blended sales forces can work together and cross-sell productively.

2009 Vacation and Carryover Vacation Policies

There have been many questions about accrued vacation and what will happen to it as we transition to Cameron. Cameron has a different vacation policy and we will be following the Cameron policy in 2010, after the acquisition is complete.

Cameron’s policy provides for the full allotment of earned vacation in January and it is based on a use it or lose it provision. If you fail to use all of your 2010 vacation, you will lose it. Cameron’s vacation schedule is similar to NATCO’s except that it caps at 4 weeks of vacation after 15 years.

As far as your vacation accrued under NATCO, you may choose to use your 2009 and carryover vacation before the acquisition is complete. Remember, however, that all vacation needs to be scheduled and approved by your current supervisor. All unused vacation will be paid out at or near the close of the acquisition. Since the acquisition is expected to be completed mid to late November, you will still accrue vacation for the remainder of the year after the close. We encourage you to use whatever vacation is accrued after the acquisition is complete before the last pay period which ends on 12/26 for NATCO. If there is any accrued vacation not used as of December 26, it too will be paid to you on the last paycheck of 2009. If anyone wishes to take vacation after being cashed out if you have plans to use vacation between the Christmas and New Year’s holidays, this time should be recorded as unpaid as you will have already received a payment for all unused vacation.

You will begin 2010 with a clean slate and be eligible to begin using your Cameron vacation after January 1, 2010.

Site Visits Wrap Up

The Cameron/NATCO site visits are winding down. You may wish to review the PowerPoint presentation posted on the Welcome to Cameron website.

Change Networks Update

The NATCO and Cameron change networks continue to provide useful feedback to the Integration Team. A merged network will continue to operate after acquisition, with changes to membership to reflect the new organizational structure. Details to be announced (TBA).

The NATCO Integration Team

New Hire Orientation Schedule

Location	Type	10-Nov	11-Nov	12-Nov	13-Nov	16-Nov	17-Nov	18-Nov	19-Nov
NATCO Corporate - Houston	Live	9-11am	9-11am	9-11am			9-11am	9-11am	9-11am
Houston, TX - LINCO	Live	1:30-3:30pm	1:30-3:30pm	1:30-3:30pm			1:30-3:30pm	1:30-3:30pm	1:30-3:30pm
Electra Mfg - Electra, TX	Live		7:30-9:30am	9-11am
Electra Stan., Electra, TX	Live		10-12am
Electra Branch, TX	Live		1:30-3:30pm
	Live		6-8pm
New Iberia, LA	Live		7:30-9:30am	7:30-9:30am
New Iberia Edu Ctr, LA	Live		10-12am	10-12am
New Iberia, LA - TEST	Live		1:30-3:30pm
	Live		6-8pm
Magnolia, TX	Live					1-3pm	8-10am
	Live					5-7pm
Bloomfield, NM	Live						1-3pm
	Live						4-6pm
Vernal, UT	Live		9-11am
	Live	6-8pm
Casper, WY	Live			11-1 w/lunch
	Live			6-8pm
Grand Junction, CO	Live								2-4pm
	Live								6-8pm
Odessa, TX	Live						7:30-9:30am
Snyder, TX	Live						2-4pm
Williston, ND	Live							8-10am
	Live						6-8pm
Belle Chase, LA	Live	See Harvey, LA Schedule below
Harvey, LA - TEST	Live	9-11am
1:30-3:30pm

Houston, TX - TEST	Live						9-11am
	Live						1:30-3:30pm
Kilgore, TX - LINCO	Live				13th
Alvin, TX - PAAI	Live			12th
Corpus Christi LINCO	Live		11th
Commerce City, CO - LINCO	Live			12th
Tulsa, OK - LINCO	Live					16th
Midland, TX - LINCO	Live	9th & 10th
Midland, TX	Live	Attend Midland LINCO presentation
Tulsa R&D, OK	Webinar						2-4pm	6-8pm
Bossier City, LA	Webinar						2-4pm	6-8pm
Godley, TX	Webinar						2-4pm	6-8pm
Corpus Christi, TX	Webinar						2-4pm	6-8pm
Pittsburg, CA	Webinar						2-4pm	6-8pm
Longview, TX	Webinar						2-4pm	6-8pm
Bakersfield, CA	Webinar						2-4pm	6-8pm
Kalkaska, MI	Webinar						2-4pm	6-8pm
Poca, WV	Webinar						2-4pm	6-8pm
Hobbs, NM	Webinar	Will attend Live meeting in Odessa					2-4pm	6-8pm
Jasper, TX	Webinar						2-4pm	6-8pm
Brookhaven, MS	Webinar						2-4pm	6-8pm
Indiana, PA	Webinar						2-4pm	6-8pm
Caldwell, TX	Webinar						2-4pm	6-8pm
Rock Springs, WY	Webinar						2-4pm	6-8pm
Oklahoma City, OK	Webinar						2-4pm	6-8pm
Carlsbad, NM	Webinar	Will attend Live meeting in Odessa					2-4pm	6-8pm
Perryton, TX	Webinar						2-4pm	6-8pm
Northport, AL	Webinar						2-4pm	6-8pm
Denver, CO	Webinar						2-4pm	6-8pm
Ratliff City, OK	Webinar						2-4pm	6-8pm
Kent, WA	Webinar						2-4pm	6-8pm

Forward-Looking Statements
Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It
In connection with the proposed merger, Cameron has filed with the SEC a Registration Statement on Form S-4 and NATCO has filed a proxy statement, which has been mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the S-4 and proxy statement and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov.  The S-4 and proxy statement and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.
Participants in the Solicitation
NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger are set forth in NATCO’s proxy statement filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO’s website as stated above.